BROOKFIELD RENEWABLE CORPORATION

Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2020

Management’s Discussion and Analysis for the three and six months ended June 30, 2020
This Management’s Discussion and Analysis for the three and six months ended June 30, 2020 is provided as of August 7, 2020. Unless the context indicates or requires otherwise, the terms “BEPC”, “we”, “us”, and “our” mean Brookfield Renewable Corporation and the terms “Brookfield Renewable”, “BEP”, or “the partnership” mean Brookfield Renewable Partners L.P. and its controlled entities, including BEPC. The ultimate parent of Brookfield Renewable and Brookfield Renewable Corporation is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with our prospectus dated June 29, 2020 and our registration statement on Form F-1/F-4, as amended, which was declared effective on June 29, 2020 (each referred to as our “Prospectus”) and available at www.sedar.com and www.sec.gov/edgar.
Brookfield Renewable Corporation’s unaudited interim consolidated condensed financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
All dollar references, unless otherwise stated, are in U.S dollars.
This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to - “Part 5 - Cautionary Statements” for cautionary statements regarding forward-looking statements.

Brookfield Renewable Corporation	Q2 2020 Management’s Discussion and Analysis	June 30, 2020

PART 1 - OVERVIEW
BUSINESS OVERVIEW
Brookfield Renewable Corporation is a Canadian corporation incorporated on September 9, 2019 under, and governed by, the laws of British Colombia. Our company was established by Brookfield Renewable to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. While our operations are primarily located in the United States, Brazil, Colombia, and Europe, shareholders will, on economic terms, have exposure to all regions BEP operates in as a result of the exchange feature attaching to BEPC’s Class A subordinated voting exchangeable shares (“BEPC exchangeable shares”), whereby BEPC will have the option to meet an exchange request by delivering cash or limited partnership units of BEP (“BEP units”).
Brookfield Renewable targets a total return of 12% to 15% per annum on the assets that it owns, measured over the long-term. Brookfield Renewable intends to generate this return from the in-place cash flows from its operations plus growth through investments in upgrades and expansions to its asset base, as well as acquisitions.
The BEPC exchangeable shares have been structured with the intention of providing an economic return equivalent to BEP’s non-voting limited partnership units (“BEP units”). BEP therefore expects that the market price of BEPC exchangeable shares will be significantly impacted by the market price of the BEP units and the combined business performance of Brookfield Renewable as a whole. We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and the BEP units and each BEPC exchangeable share being exchangeable at the option of the holder for one BEP unit at any time. Given the economic equivalence, we expect that the market price of the BEPC exchangeable shares will be significantly impacted by the market price of the BEP units and the combined business performance of our company and Brookfield Renewable as a whole. In addition to carefully considering the disclosure made in this Management’s Discussion and Analysis, you should carefully review and consider the disclosure made by Brookfield Renewable in its continuous disclosure filings. Copies of Brookfield Renewable’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.
As at June 30, 2020, and prior to the completion of the special distribution by BEP of BEPC exchangeable shares on July 30, 2020 (the “special distribution”), our company had not yet commenced operations.
PART 2 - CONSOLIDATED FINANCIAL INFORMATION
OVERALL PERFORMANCE
There were no transactions related to our company’s performance that occurred during the six month period ended June 30, 2020.
RESULTS OF OPERATIONS
During the six month period ended June 30, 2020 our company had not yet commenced operations.
RELATED PARTY TRANSACTIONS AND ARRANGEMENTS
TERP Merger
On March 16, 2020, BEP, BEPC, 2252876 Alberta ULC, TerraForm Power Inc. (“TERP” or “TerraForm Power”) and TerraForm Power NY Holdings, Inc. entered into an Agreement and Plan of Reorganization, as it may be amended from time to time (the “Reorganization Agreement”), pursuant to which BEP and BEPC agreed to acquire all shares of Class A common stock, par value $0.01, of TerraForm Power not already owned by BEP and its affiliates (the “public TERP shares”), on the terms and subject to the conditions set forth in the Reorganization Agreement (the “TERP acquisition”). Pursuant to the Reorganization Agreement, each holder of public TERP shares was entitled to receive, as consideration for each public TERP share held by such holder, 0.47625 of a BEPC exchangeable share or, at the election of such holder, a BEP unit. The TERP acquisition was completed on July 31, 2020.
Except as set forth above, there were no related party transactions during the six month period ended June 30, 2020. Transactions completed subsequent to June 30, 2020 are discussed in Part 4 - Subsequent Events.

Brookfield Renewable Corporation	Q2 2020 Management’s Discussion and Analysis	June 30, 2020

PART 3 - CAPITAL STRUCTURE, LIQUIDITY AND CAPITAL RESOURCES
CAPITAL STRUCTURE
As at June 30, 2020 our company’s share capital was comprised of one common share held by BEP. Changes to our company’s share capital subsequent to June 30, 2020 are discussed in Part 4 - Subsequent Events.
LIQUIDITY AND CAPITAL RESOURCES
As at June 30, 2020, our company had not yet commenced operations. In connection with the partnership’s formation of our company, the partnership indirectly contributed $100 in cash to our company.
OFF-BALANCE SHEET ARRANGEMENTS
There were no off-balance sheet arrangements as at June 30, 2020. See Part 4 - Subsequent Events - Credit Support for information on certain credit support arrangements entered into by subsidiaries of the company subsequent to June 30, 2020.
PART 4 - SUBSEQUENT EVENTS
SUBSEQUENT EVENTS
The closing of the special distribution of the BEPC exchangeable shares to unitholders of BEP took place on July 30, 2020.
Special Distribution of Brookfield Renewable Corporation
On July 30, 2020, the partnership completed the “special distribution” whereby holders of BEP units as of July 27, 2020 (the “Record Date”) received one BEPC exchangeable share for every four BEP units held. Immediately prior to the special distribution, the partnership received BEPC exchangeable shares through a distribution by Brookfield Renewable Energy L.P. (“BRELP”), or the BRELP Distribution, of the BEPC exchangeable shares to all the holders of its equity units. As a result of the BRELP Distribution, (i) Brookfield and its subsidiaries (other than entities within Brookfield Renewable) received approximately 33.1 million BEPC exchangeable shares and (ii) the partnership received approximately 44.7 million BEPC exchangeable shares, which it subsequently distributed to unitholders pursuant to the special distribution. Immediately following the special distribution, (i) holders of BEP units held approximately 42.8% of the issued and outstanding BEPC exchangeable shares of our company, (ii) Brookfield and its affiliates held approximately 57.2% of the issued and outstanding BEPC exchangeable shares, and (iii) a subsidiary of the partnership owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75.0% voting interest in our company, and all of the issued and outstanding class C non-voting shares, or class C shares, of our company, which entitle the partnership to all of the residual value in our company after payment in full of the amount due to holders of the BEPC exchangeable shares and class B shares. Holders of BEPC exchangeable shares hold an aggregate 25.0% voting interest in our company.
Prior to the completion of the special distribution on July 30, 2020, BEPC acquired certain of BEP’s subsidiaries that hold the renewable power assets in the United States, Brazil and Colombia which comprise BEPC’s initial operations (excluding a 10% interest in certain Brazilian and Colombian operations which continue to be held indirectly by BEP through its continued ownership of 10% of the common shares of BRP Bermuda Holdings I Limited).
Prior to the completion of the special distribution, and as further described in the Prospectus, the company entered into the following agreements:

i)	Credit Support
Two direct and indirect wholly-owned subsidiaries of our company fully and unconditionally guaranteed (i) any all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc., or BRPPE, as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRPPE, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, and (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable.

ii)	Subordinated Credit Facilities
A wholly-owned subsidiary of our company entered into two credit agreements with Brookfield Renewable, one as borrower and one as lender, each providing for a ten-year revolving $1.75 billion credit facility to facilitate the movement of cash within Brookfield Renewable. One credit facility permits our company to borrow up to $1.75 billion from Brookfield Renewable and the other constitutes an operating credit facility that permits Brookfield Renewable to borrow up to $1.75 billion from our company. The credit facilities are available in U.S. or Canadian dollars, and advances will be made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. Each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of the borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.

iii)	Equity Commitment Agreement
Brookfield Renewable provided our company an equity commitment in the amount of $1 billion. The equity commitment may be called by our company in exchange for the issuance of a number of class C shares to Brookfield Renewable, corresponding to the amount of the equity commitment called divided by the volume-weighted average of the trading price for one BEPC exchangeable share on the principal stock exchange on which BEPC exchangeable shares are listed for the five (5) days immediately preceding the date of the call. The equity commitment will be available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that Brookfield Renewable continues to control BEPC and has the ability to elect a majority of the BEPC board of directors.
The rationale for the equity commitment is to provide our company with access to equity capital on an as-needed basis and to maximize our flexibility.
Pursuant to the equity commitment, Brookfield Renewable has also agreed not to declare or pay any distribution on the BEP units if on such date our company does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the exchangeable shares.

iv)	Management Services Agreement
Wholly-owned subsidiaries of Brookfield (“Service Providers”) provide management services to our company pursuant to the partnership’s existing master services agreement, (the “Master Services Agreement”), which was amended in connection with the completion of the special distribution. There is no increase to the Base Management Fee (as defined below) and incentive distribution fees currently paid by the partnership, though our company will be responsible for reimbursing the partnership or its subsidiaries, as the case may be, for our proportionate share of the Base Management Fee (as defined below).
Pursuant to the Master Services Agreement, in exchange for the management services provided to us by the Service Provider, we pay an annual management fee (the “Base Management Fee”) to the Service Provider of $20 million (adjusted annually for inflation at an inflation factor based on year-over-year United States consumer price index) plus 1.25% of the amount by which the total capitalization value of Brookfield Renewable exceeds an initial reference value. In the event that the measured total capitalization value of Brookfield Renewable in a given period is less than the initial reference value, the Service Providers will receive only the Base Management Fee of $20 million annually (subject to an annual escalation by the specified inflation factor described above). The Base Management Fee is calculated and paid on a quarterly basis.

v)	BEPC Voting Agreements
Our company entered into voting agreements with Brookfield (“BEPC Voting Agreements”) to provide BEPC with control over certain of the entities through which BEPC holds interests in its operating subsidiaries. Pursuant to the BEPC Voting Agreements, voting rights with respect to any of the applicable entities will be voted in accordance with the direction of BEPC with respect to certain matters, including the election of directors. As a result, BEPC controls and consolidates the applicable entities from an accounting point of view.

vi)	Registration Rights Agreement
Our company entered into a Registration Rights Agreement with BEP and Brookfield, pursuant to which our company agreed that, upon the request of Brookfield Asset Management, our company will file one or more registration statements or prospectuses to register for sale and qualify for distribution under applicable securities laws any BEPC exchangeable shares held by Brookfield Asset Management. Our company has agreed to pay certain expenses in connection with such registration and sales and will indemnify Brookfield Asset Management for material misstatements or omissions in the registration statement or prospectus.
Acquisition of TerraForm Power
On July 31, 2020, following the special distribution, Brookfield Renewable Corporation completed the TERP acquisition, pursuant to which BEP and BEPC acquired all of the public TERP shares in exchange for 37,035,241 BEPC exchangeable shares and 4,034,469 BEP units.
After giving effect to the special distribution and the TERP acquisition, Brookfield and its affiliates, including Brookfield Renewable, through its ownership of BEPC exchangeable shares and class B shares, holds an approximate 84.7% voting interest in our company. Holders of BEPC exchangeable shares, excluding Brookfield and its affiliates and Brookfield Renewable, hold an approximate 15.3% aggregate voting interest in our company. As at August 7, 2020, our company’s capital structure is comprised of 114,877,953 BEPC exchangeable shares, 110 class B share and 126,400,000 class C shares.
Concurrent with the closing of the TERP acquisition, Brookfield and Brookfield Renewable Partners L.P. entered into voting agreements with BEPC, giving BEPC a number of voting rights with respect to the TERP common stock held by BEP and its affiliates other than BEPC, including the authority to direct the election of the directors of TERP. As a result, BEPC controls TerraForm Power and consolidates TerraForm Power from an accounting point of view.

Brookfield Renewable Corporation	Q2 2020 Management’s Discussion and Analysis	June 30, 2020

PART 5 - CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning our business and operations. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in This Management’s Discussion and Analysis include statements regarding the quality of our assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, our eligibility for index inclusion, our ability to attract new investors as well as the future performance and prospects of us and Brookfield Renewable, the prospects and benefits of the combination of Brookfield Renewable and TerraForm Power, including certain information regarding the combined company’s expected cash flow profile and liquidity, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile and our access to capital. In some cases, forward looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in This Management’s Discussion and Analysis are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to our lack of operating history, changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally, as a result of climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring PPAs on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; an increase in the amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; the termination of, or a change to, the MRE balancing pool in Brazil; increased regulation of our operations; concessions and licenses expiring and not being renewed or replaced on similar terms; our real property rights for wind and solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures, including relating to wind turbines and solar panels; dam failures and the costs and potential liabilities associated with such failures; force majeure events; uninsurable losses and higher insurance premiums; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; energy marketing risks; disputes, governmental and regulatory investigations and litigation; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counter-parties and the uncertainty of success; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; some of our acquisitions may be of distressed companies, which may subject us to increased risks, including the incurrence of legal or other expenses; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; labor disruptions and economically unfavorable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions, including the TerraForm Power acquisition and the special distribution of our shares; our inability to develop greenfield projects or find new sites suitable for the development of greenfield projects; delays, cost

Brookfield Renewable Corporation	Q2 2020 Management’s Discussion and Analysis	June 30, 2020

overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies, including by reason of conflicts of interest; we do not have control over all our operations or investments; political instability or changes in government policy; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; changes to government policies that provide incentives for renewable energy; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; future sales and issuances of Brookfield Renewable’s LP Units, preferred limited partnership units or securities exchangeable for LP Units, or the perception of such sales or issuances, could depress the trading price of our shares; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; changes in how Brookfield Asset Management elects to hold its ownership interests in us and Brookfield Renewable; Brookfield Asset Management acting in a way that is not our best interests or our shareholders; and the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have; any changes in the market price of the Brookfield Renewable’s LP units; and the redemption of our shares by us at any time or upon notice from the holder of our class B shares.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of This Management’s Discussion and Analysis and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Prospectus and in Brookfield Renewable most recent Annual Report on Form 20-F and, in each case, other risks and factors that are described therein.
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated condensed financial statements are prepared in accordance with IAS 34, Interim Financial Reporting, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 2 - Basis of preparation and significant accounting policies in our unaudited interim consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 - Continuous Disclosure Obligations.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section in our Prospectus. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our company’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.

Brookfield Renewable Corporation	Q2 2020 Management’s Discussion and Analysis	June 30, 2020
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